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                                                                   Exhibit 1.1



[LOGO: PRIMARK]                                                        NEWS
                                                                       RELEASE

Primark Corporation
1000 Winter Street, Suite 4300N
Waltham, MA 02154-1248

http://www.primark.com


Contact: Joseph E. Kasputys, Chairman and CEO, 781.487.2102 Stephen H. Curran, EVP and CFO, 781.487.2140
                 Dana Kawiecki, Investor Relations, 781.487.2124

               PRIMARK ANNOUNCES NEW ORGANIZATIONAL STRUCTURE AND
                              RESTRUCTURING CHARGE

         ALL OPERATIONS INTEGRATED INTO THREE CUSTOMER-FOCUSED DIVISIONS

WALTHAM, MA, June 30, 1998 - Primark Corporation - (NYSE/PSE: PMK) announced today a new organizational structure designed to serve its customers better, take advantage of market opportunities and reduce costs. All business operations have been integrated into three customer-focused divisions, with each division led by a newly named president and CEO. Primark also announced that it would record restructuring and integration charges totaling $77.4 million in the quarter ending June 30, 1998, with $7.9 million of these charges representing cash costs related to the reorganization. Primark's three new divisions are:

PRIMARK FINANCIAL INFORMATION DIVISION. This division consists of the businesses of Datastream/ICV, including Primark Investment Management Services, Disclosure and Worldscope. This division will focus on developing "enterprise-wide" products and services for major financial institutions on a global basis. It will also have responsibility for all real-time and transactional products, investment accounting, and the reference and consumer markets. This division will manage the corporate network, PrimarkNet. Steven L. Schneider has been named as president and CEO of the Primark Financial Information Division. He has been serving as president of Disclosure, Inc., a position he will continue to hold.

David Taylor, previously the president and CEO of Datastream/ICV, will move to the new position of chairman, Primark Financial Information Division. He will be actively involved in strategic planning and development and will provide oversight for certain new initiatives, such as the imminent rollout of the Primark/Dow Jones Equities Service. Christopher Sharples will continue as chairman of Datastream/ICV, participating in strategy, marketing and sales.

PRIMARK FINANCIAL ANALYTICS DIVISION. This division includes the businesses of I/B/E/S, Baseline and Vestek, and will concentrate on developing and marketing a wide variety of analytical products for money managers, fund sponsors and other investors. These products will combine databases, advanced software, analytical techniques and forecasts for all phases of the investment process. Joseph Riccobono has been named president and CEO of the Primark Financial Analytics Division. He has been serving as president of I/B/E/S, Inc., a position he will continue to hold.


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PRIMARK DECISION INFORMATION DIVISION. This division has the mission to acquire, develop and operate information content businesses that are primarily focused in areas other than the financial marketplace. However, it will also provide products and services for decision support to financial customers as well. This division contains the businesses of WEFA and the Yankee Group, along with the oversight role for Primark's investment in Primark Decision Economics, the joint venture with economist Dr. Allen Sinai. Patrick G. Richmond has been appointed president and CEO of the Primark Decision Information Division. Previously, he served as Primark's executive vice president of corporate development and managed several Primark companies.

PRIMARK DATA COMPANY / OTHER CHANGES

The scope and responsibilities of the existing Primark Data Company (PDC) have been materially increased. In addition to its current responsibilities for economic data and for corporate-wide database integration and concordance, this company will contain all the data operations for Datastream/ICV, Disclosure and Worldscope. PDC will aggressively acquire new data, improve data quality and reduce costs. With major operations in the United States, the United Kingdom, Shannon, Ireland and Bangalore, India, PDC will provide global data knowledge and support to the three divisions and their customers. Robert Bulik has been named president and CEO of the Primark Data Company. He was previously responsible for the data operations of both Disclosure and Worldscope.

The financial staffs across all Primark companies have been centralized under Stephen H. Curran, Primark's executive vice president and chief financial officer. Similarly, all legal, human resources and administrative functions have been placed under Michael. R. Kargula, Primark's executive vice president and general counsel.

Cheryl Gustitus, director of corporate marketing, will now report directly to Primark's chairman and CEO. This move is to place greater emphasis on strengthening Primark's relationship with its major customers and on establishing Primark more firmly as a leading brand. Ira Herenstein will move into a new role as special assistant, serving as a consultant to the chief executive officer. He will work on a number of projects, such as relationships with global accounts, marketing initiatives and corporate development activities. Previously, Herenstein was Primark's senior vice president of marketing.

"These organizational and management changes totally concentrate Primark's operations and resources in the markets for data, software, analyses and forecasts," said Joseph E. Kasputys, Primark's chairman and chief executive officer. "We have been preparing for these initiatives for some time, which thoroughly integrate our businesses and align Primark very closely with our customers and growth opportunities," he added.

RESTRUCTURING AND INTEGRATION CHARGES

Because of the magnitude of this restructuring and integration, the Company carefully reviewed all tangible and intangible assets. While the company believes all of its intangible assets are valuable and productive on a stand-alone basis, each asset was reviewed in light of the newly configured corporate structure. Due to overlapping capabilities arising from the integration, certain software and data assets have been reduced in value. As a result, the Company will record $77.4 million of pretax restructuring and related charges in the second quarter of 1998.


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The write-offs are comprised of $69.5 million of non-cash charges, as well as
$7.9 million of cash based restructuring charges. The cash based restructuring charges result primarily from severance and abandoned rental space costs in the newly restructured organization. The payback on such charges is estimated to be one year. The amount of this charge is lower than our estimate announced on May 1, 1998, but has been carefully determined to reflect the final restructuring plan.

The non-cash charges can be separated into four categories. First, because Primark repaid all outstanding debt with the proceeds from the sale of TASC, the Company will write off, as an extraordinary item, $8.7 million of deferred debt issue costs and call premiums associated with the retired bank loans and public notes. Second, due to the planned integration of several product offerings on common software platforms, the Company will write off $25.2 million of capitalized software, which had an average remaining life of three years. Third, the Company will write off $1.5 million of data that has been determined to be duplicative and will not be used as a result of the software platform integration previously discussed. Fourth, the Company will write off $31.0 million of goodwill, with an average remaining life of thirty-five years. Of the total goodwill written off, $23.9 million is associated with certain software and data discussed above that were included with acquired companies. This portion of the goodwill write-off is required under current accounting literature to be taken on a pro rata basis when acquired software and data is also written off. The final portion of the goodwill write-off is associated with the Company's French operation, DAFSA. The remaining non-cash charges relate to the write-off of a trademark no longer used in the restructured organization.

"Ninety percent of these restructuring charges represent non-cash items affected by the sale of TASC, Inc. this past April and by the reorganization announced today," said Joseph E. Kasputys. "We will get a very rapid payback on all the cash expenditures and reduce amortization costs by over $7 million after tax for each of the next several years," he explained.

Primark Corporation (www.primark.com), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision-makers worldwide.


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